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FOR IMMEDIATE RELEASE

DREYFUS MUNICIPAL BOND CLOSED-END FUNDS
ANNOUNCE FINAL RESULTS OF ISSUER TENDER OFFERS FOR OUTSTANDING
AUCTION RATE PREFERRED STOCK

NEW YORK, NY, March 2, 2018 - The Dreyfus Corporation and each of the Dreyfus municipal bond closed-end funds listed below (each, the "Fund" and collectively, the "Funds") announced today the final results of the previously announced issuer tender offer (each, a "Tender Offer") to purchase up to 100% of the Fund's outstanding auction rate preferred stock ("ARPS") at a price per share equal to 95% of the liquidation preference of $25,000 per share (or $23,750 per share), plus any unpaid ARPS dividends accrued through the expiration date of each Tender Offer. The Funds' Tender Offers expired on February 28, 2018 at 5:00 p.m. Eastern Standard Time. All ARPS that were validly tendered and not withdrawn during the offering period have been accepted for payment. ARPS that were not tendered will remain outstanding.

The ARPS being repurchased by each Fund are as follows:

Ticker				ARPS	% of
Symbol	Fund	Series	Cusip	Tendered	Outstanding
LEO	Dreyfus Strategic Municipals, Inc.	M	261932206	377	33.07%
LEO	Dreyfus Strategic Municipals, Inc.	T	261932305	393	34.47%
LEO	Dreyfus Strategic Municipals, Inc.	W	261932404	480	42.11%
LEO	Dreyfus Strategic Municipals, Inc.	TH	261932503	574	50.35%
LEO	Dreyfus Strategic Municipals, Inc.	F	261932602	720	63.16%
DSM	Dreyfus Strategic Municipal Bond Fund, Inc.	A	26202F206	542	43.71%
DSM	Dreyfus Strategic Municipal Bond Fund, Inc.	B	26202F305	578	46.61%
DSM	Dreyfus Strategic Municipal Bond Fund, Inc.	C	26202F404	628	50.65%
DMF	Dreyfus Municipal Income, Inc.	A	26201R201	384	38.40%
DMF	Dreyfus Municipal Income, Inc.	B	26201R300	407	40.70%

As disclosed in each Fund's Offer to Purchase and the related Letter of Transmittal, completion of the Tender Offers is conditional upon the Fund's creation of tender option bonds ("TOBs") on terms satisfactory to the Fund. Payment for each Fund's tendered ARPS is expected to be made, upon the issuance of such TOBs, on or about March 9, 2018.

This announcement is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of any Fund.

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The Dreyfus Corporation, a wholly-owned subsidiary of The Bank of New York Mellon Corporation, serves as each Fund's investment adviser. The Dreyfus Corporation was established in 1947 and is headquartered in New York City. Additional information is available at www.im.bnymellon.com.

This press release is not a prospectus, circular or representation intended for use in the purchase or sale of Fund shares. Statements in this press release that are not historical facts are forward-looking statements. Such forward-looking statements represent the Funds' current plans based on information available at the time the statements are made. You should exercise caution in interpreting and relying on forward-looking statements, because they are subject to uncertainties and other factors which are, in some cases, beyond a Fund's control and could cause actual results to differ materially from those set forth in the forward-looking statements. The Funds, The Dreyfus Corporation, and any of their affiliates, directors, employees or agents undertake no responsibility to update publicly or revise any forward-looking statements.

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For Press Inquiries: The Dreyfus Corporation Benjamin Tanner (212) 635-8676	For Other Inquiries: MBSC Securities Corporation The National Marketing Desk 200 Park Avenue New York, New York 10166 1-800-334-6899